

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara
Jalisco, México 44440

    Re: **Group Simec**
        Form 20-F for the year ended December 31, 2012
        Filed May 15, 2013
        File No. 1-11176

Dear Mr. Cortez:

We have reviewed your response to our comment letter dated August 19, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

26. Contingencies, page F-45

Department of Toxic Substances Control, DTSC, page F-45

1.   We have read your response to prior comment eight of our letter dated August 19, 2013. Please revise future disclosures to: quantify the penalties recommended by the technical division of the DTSC; quantify any amount accrued and/or explain why amounts have not been accrued; and update the status of your communications with DTSC, including when you expect this matter to be resolved.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief